As filed with the Securities and Exchange Commission on October 12, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Movie Star, Inc.

(Exact name of Registrant as specified in its charter)

New York	13-5651322
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1115 Broadway
New York, NY 10010
(212) 798-4700

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Melvyn Knigin
President and Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, NY 10010
(212) 798-4700

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David Alan Miller
Graubard Miller
405 Lexington Avenue, 19th Floor
New York, New York 10174
(212) 818-8800

Approximate date of commencement of proposed sale to the public:    From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 413(b) under the Securities Act, check the following box.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share, issuable upon exercise of Common Stock Purchase Warrants	50,000 shares	$2.20	$110,000.00	$3.38
(1)	Pursuant to Rule 416, there are also being registered additional shares of common stock which may be issued or distributed as a result of a dividend, stock split or other distribution with respect to the shares of common stock registered in this registration statement.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee, based upon the average of the high and low prices of the common stock as reported by The American Stock Exchange on October 9, 2007, in accordance with Rule 457(c) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2007

PROSPECTUS

50,000 Shares of Common Stock

This prospectus relates to 50,000 shares of the common stock, par value $0.01 per share, of Movie Star, Inc. for the sale from time to time by a selling shareholder of our securities, or by its pledgees, donees, transferees or other successors in interests as described under the heading ‘‘Plan of Distribution’’ beginning on page 18. The shares offered hereby are issuable upon the exercise of outstanding warrants issued by Movie Star, Inc. to the selling shareholder as described under the heading ‘‘Selling Shareholder’’ on page 17.

The distribution of securities offered hereby may be effected in one or more transactions that may take place on the American Stock Exchange, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholder.

The selling shareholder and intermediaries through whom such securities are sold may be deemed ‘‘underwriters’’ within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling shareholder against certain liabilities, including liabilities under the Securities Act.

Investing in Movie Star, Inc. common stock involves risks. You should consider carefully the risk factors beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                             , 2007

In this prospectus, all references to ‘‘Movie Star,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Movie Star, Inc. and its subsidiaries, except where the context makes it clear that the reference is only to Movie Star itself and not its subsidiaries. Depending on the context, such references will either refer to (i) Movie Star, Inc. prior to giving effect to the merger of Fred Merger Corp., a Delaware corporation and wholly-owned subsidiary of Movie Star, with and into FOH Holdings Inc., a Delaware corporation, or (ii) Movie Star, Inc. as the parent company following the merger (which name will change to Frederick’s of Hollywood Group Inc. upon consummation of the merger). In this prospectus, all references to ‘‘FOH Holdings’’ refer to FOH Holdings, Inc. and its subsidiaries prior to giving effect to the merger, except where the context makes it clear that the reference is only to FOH Holdings itself and not its subsidiaries. In this prospectus, all references to ‘‘Frederick’s of Hollywood’’ refer to Frederick’s of Hollywood, Inc. and its subsidiaries prior to giving effect to the merger, except where the context makes it clear that the reference is only to Frederick’s of Hollywood itself and not its subsidiaries. In this prospectus, all references to the ‘‘combined company’’ refer to Movie Star, Inc. and its subsidiaries after giving effect to the merger, except where the context makes it clear that the reference is only to Movie Star itself and not its subsidiaries. In this prospectus, we sometimes refer to Fred Merger Corp. as Merger Sub, Fursa Alternative Strategies LLC as Fursa, Tokarz Investments, LLC as Tokarz Investments, TTG Apparel, LLC as TTG Apparel and Chanin Capital, LLC as Chanin.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

Our Business

Movie Star designs, manufactures (through independent contractors), imports, markets and distributes an extensive line of women’s intimate apparel to mass merchandisers, specialty and department stores, discount retailers, national and regional chains and direct mail catalog marketers throughout the United States and Canada. In fiscal 2007, approximately 58% of our sales were to mass merchandisers, 14% to specialty stores, 10% to department stores and 6% to discount retailers. The balance of our sales were unevenly distributed among national chain stores, regional chain stores and direct mail catalog marketers.

Our products include pajamas, nightgowns, baby dolls, nightshirts, dusters, shifts, caftans, sundresses, rompers, short sets, beachwear, peignoir ensembles, robes, leisurewear, panties and daywear consisting of bodysuits, soft bras, slips, half-slips, teddies, camisoles and cami tap sets. These products are manufactured in various fabrics, designs, colors and styles depending upon seasonal requirements, changes in fashion and customer demand. Retail prices for our products range from approximately $5.00 for products such as nightshirts, to approximately $85.00 for products such as peignoir sets. We maintain an in-house design staff, which affords us the flexibility to work with merchandise buyers on fashion design and price points.

The intimate apparel industry is characterized by numerous small companies selling unbranded merchandise, and by several large companies that have developed widespread consumer recognition of the brand names associated with the merchandise sold by these companies. In addition, retailers to whom we sell our products have sought to expand the development and marketing of their own private-label brands and to obtain intimate apparel products directly from the same or similar sources from which we obtain our products. Consolidation within the retail industry has led to the creation of larger retailers that are able to source their own products rather than utilize companies like ours. Many of these companies have greater financial, technical and sourcing capabilities than we do.

In addition to sourcing and producing merchandise themselves, from time to time some of our retail customers eliminate specific product categories that we previously have sold to them or select competing vendors. Customers continuously select different vendors based not only on product design, the desirability of fabrics and styles, price, quality and reliability of service and delivery, but also on branding capabilities. We believe that retail customers producing products themselves and selecting vendors with branding capabilities are material trends that could adversely affect our sales in the future and in turn have a negative impact on our operating performance and our liquidity.

The intimate apparel business for department stores, specialty stores and regional chains is divided into four selling seasons per year. For each selling season, we create a new line of products that represents our own brand name, Cinema Etoile®. Our brand name does not have widespread consumer recognition, although it is well known by our customers. We sell our brand name products primarily during these selling seasons. We also develop specific products (private label) for our larger accounts, mass merchandisers and national chains, and make between five and eight presentations throughout the year to these accounts. We do not have long-term contracts with any of our customers and, therefore, our business is subject to unpredictable increases and decreases in sales depending upon the size and number of orders that we receive each time we present our products.

Our business is subject to seasonal variations. Consistent with what we believe is the general pattern associated with sales to the retail industry, our results of operations are somewhat more meaningful on a seasonal basis rather than on a quarterly basis. In that regard, our net sales and net earnings generally have been higher during the period from July to December (which includes our first and second fiscal quarters), during which time our customers generally increase inventory levels in anticipation of both holiday and Valentine’s day sales. However, during the years that we were able to increase sales in the second half of our fiscal year (January through June) and create a more even balance between the first and second halves of our fiscal year, we increased our overall profitability.

This trend is unpredictable and is primarily dependent upon the size and number of orders that we receive each time we present our products to our larger customers.

Merger with FOH Holdings, Inc.

On December 18, 2006, we entered into a merger agreement with FOH Holdings, Inc. and Fred Merger Corp., our wholly-owned subsidiary. Under the terms of the merger agreement, Fred Merger Corp. will be merged with and into FOH Holdings, with FOH Holdings continuing as the surviving corporation as our wholly-owned subsidiary. Upon the consummation of the merger, we will change our name to Frederick’s of Hollywood Group Inc.

Our board of directors unanimously approved the merger agreement and the transactions contemplated thereby on the unanimous recommendation of our special committee. The special committee engaged special legal counsel and Chanin Capital, LLC to serve as its financial advisor. On December 18, 2006, Chanin Capital, LLC delivered its opinion to the special committee on which our board of directors was entitled to rely, stating that, as of the date of the opinion, the consideration to be paid by us to the holders of FOH Holdings’ common stock is fair to the holders of our common stock from a financial point of view.

As a result of the merger, we anticipate issuing approximately 23.7 million shares of our common stock to the stockholders of FOH Holdings as merger consideration. Approximately 50% of FOH Holdings common stock is owned by Tokarz Investments, LLC, an affiliate of TTG Apparel, LLC, which is a current shareholder of Movie Star owning 3,532,644 shares of our common stock. The other approximately 50% of FOH Holdings common stock is owned by accounts and funds managed by and/or affiliated with Fursa Alternative Strategies, LLC.

In connection with the merger agreement, we have agreed to issue new shares of our common stock to our current shareholders upon the exercise of non-transferable subscription rights. To the extent that our shareholders do not purchase, on an aggregate basis, their pro rata percentage of our common stock in the rights offering, TTG Apparel and its affiliates, including Tokarz Investments, and funds affiliated with Fursa Alternative Strategies have agreed to purchase, on an equal basis, any such shortfall.

The completion of the merger and the rights offering is subject to various conditions, including obtaining the requisite approval by our shareholders of (i) the issuance of shares of our common stock in connection with the transactions contemplated by the merger agreement and (ii) an amendment to our certificate of incorporation to (a) increase the number of authorized shares of our common stock to 200,000,000 shares and (b) authorize the issuance of up to 10,000,000 shares of preferred stock. The merger agreement also includes customary termination provisions for both Movie Star and FOH Holdings and provides that, in connection with the termination of the merger agreement under specified circumstances relating to our receipt of a proposal that is superior to the transaction with FOH Holdings, we may be required to pay FOH Holdings a termination fee of $300,000 plus the reimbursement of reasonable fees and expenses of FOH Holdings and its stockholders relating to the merger.

In connection with the merger and related transactions, we have filed a proxy statement on Schedule 14A with the Securities and Exchange Commission, which we refer to as the proxy statement. Pursuant to the proxy statement, we are calling a special meeting of our shareholders in lieu of our annual meeting and asking our shareholders to vote on proposals to:

•	approve the issuance of shares of our common stock in connection with the merger, the rights offering and other transactions contemplated by the merger agreement, which we currently estimate to be approximately 37.7 million shares based upon an estimated price of $2.31 per share, which represents the average of the closing prices of our common stock for the 20 trading days ending on September 28, 2007, and after giving effect to any applicable discounts or premiums;

•	amend our certificate of incorporation to:

•	increase the number of authorized shares of common stock from 30,000,000 to 200,000,000 shares;

•	change our name to Frederick’s of Hollywood Group Inc.; and

•	authorize the issuance of up to 10,000,000 shares of our preferred stock and to establish the terms, rights, preference and privileges of the Series A Preferred Stock.

•	authorize our board of directors, in its discretion, to amend our certificate of incorporation to effect a reverse stock split of our outstanding common stock simultaneous with the closing of the merger within a range to be determined by our board of directors from 9 for 10 to 1 for 2, in order to satisfy the minimum price requirement of $2.00 per share for continued listing on the American Stock Exchange;

•	adopt an Amended and Restated 2000 Performance Equity Plan to increase the number of shares of common stock available for issuance under the plan from 750,000 shares to 4,000,000 shares and to add a 500,000 share limit on grants to any individual in any one calendar year;

•	elect eleven directors to our board of directors to serve from the effective time of the merger until the annual meeting to be held in 2008 and until their successors are elected and qualified; and

•	approve an adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the special meeting.

On April 9, 2007, we entered into a consulting agreement with Performance Enhancement Partners, LLC, to provide Movie Star with the personal services of Peter Cole, a current member of our board of directors, to (i) act as the lead member of our board of directors to facilitate the timely and successful completion of the merger and (ii) serve as the Executive Chairman of the combined company following the closing of the transactions contemplated by the merger agreement until July 26, 2008.

On June 8, 2007, we entered into an amendment to the merger agreement with FOH Holdings and Fred Merger Corp., pursuant to which the parties agreed to, among other things, extend the termination date under the merger agreement from September 1, 2007 to December 31, 2007 and amend the form of our amended and restated certificate of incorporation to authorize the issuance of up to 10,000,000 shares of preferred stock, $.01 par value per share.

In connection with the audit of FOH Holdings’ consolidated financial statements for the fiscal year ended July 28, 2007, which did not include an audit of the effectiveness of FOH Holdings’ internal control over financial reporting, its independent registered public accounting firm reported to its audit committee two ‘‘material weaknesses’’ and other deficiencies in FOH Holdings’ internal control over financial reporting, finding that:

•	FOH Holdings did not perform reconciliations of significant accounts on a timely basis during the course of the year, nor did these reconciliations undergo the appropriate level of review; and

•	FOH Holdings did not have adequate cut-off procedures to ensure that all costs during the year were properly recorded in the correct period.

Since reporting two material weaknesses in internal control over financial reporting in connection with the audit of FOH Holdings’ consolidated financial statements for the fiscal year ended July 29, 2006. FOH Holdings’ management has taken a number of actions to help remediate the material weaknesses, and to improve the overall control environment and internal control over financial reporting, including the following:

•	the recruitment of appropriately qualified and experienced personnel to fill key financial and accounting positions;

•	the implementation of regular closing processes, including the timely reconciliation of key accounts and the timely resolution of unreconciled items;

•	the regular preparation and updating of supporting analyses for key accounts, particularly those relying on management’s estimates; and

•	the implementation of review procedures of key account analyses by finance management.

With the anticipation of appropriate personnel being in place in the first half of fiscal 2008, the following actions will continue to be addressed during fiscal 2008:

•	the implementation of additional review procedures of all closing entries and account analyses;

•	the documentation of reporting and control processes and procedures; and

•	the documentation of support for all accounts and positions.

Although these material weaknesses remained unremediated as of July 28, 2007, FOH Holdings’ management believes that it is taking appropriate actions to remediate these material weaknesses, although there can be no assurance that the remediation will be complete by the end of fiscal 2008. If these weaknesses are not adequately remediated in a timely manner, or if additional weaknesses are identified, errors in financial reporting may occur and the combined company may be required to restate its financial statements.

Our Corporate Information

Since our incorporation in New York in 1935, we have competed on the basis of our fashion-forward designs, the desirability of our fabrics and styles, price, quality and the reliability of our service and delivery.

The mailing address of our principal executive office is 1115 Broadway, New York, New York 10010, and our telephone number is (212) 798-4700. Our website address is www.moviestarinc.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock to be offered	50,000 shares

Common stock to be outstanding after this offering	Approximately 53.1 million shares(1)

Use of proceeds	We will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling shareholder. If the common stock purchase warrant is exercised, we will receive the exercise price. If the entire warrant is exercised for cash, we would receive $21,875 in gross proceeds.

American Stock Exchange symbol	‘‘MSI’’

(1)	The number of shares of common stock to be outstanding after the sale or other disposition of the shares or interests therein by the selling shareholder as reflected is based on the actual number of shares outstanding as of September 28, 2007, which was 16,434,095, and includes, as of that date:
•	23,689,181 shares of our common stock issuable to FOH Holdings stockholders in connection with the merger;
•	Approximately 10.2 million shares of our common stock issuable in connection with the rights offering (based upon an estimated subscription price of $1.96 per share, which represents the average of the closing prices of our common stock of $2.31 for the 20 trading days ending on September 28, 2007, less a 15% discount; and
•	Approximately 2.7 million shares of our common stock (based upon an estimated price of $2.77 per share, which represents a 20% premium to the average of the closing prices of our common stock of $2.31 for the 20 trading days ending on September 28, 2007) issuable upon conversion of Series A Preferred Stock issuable to certain affiliated entities, in their capacities as holders of FOH Holdings indebtedness, in consideration for their agreement to cancel $7.5 million of such indebtedness upon the consummation of the transactions contemplated by the merger agreement.

The number of shares of our common stock to be outstanding after the sale or other disposition of the shares or interests therein by the selling shareholder as reflected in the table above does not include:

•	1,341,000 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.97 per share, of which 729,000 options were exercisable under all of Movie Star’s option plans;

•	892,315 shares of our common stock reserved for future issuance under our 1988 Non-Qualified Stock Option Plan and 2000 Performance Equity Plan;

•	Approximately 1.1 million shares of our common stock (based upon an estimated price of $2.31 per share, which represents the average of the closing prices of our common stock for the 20 trading days ending on September 28, 2007) issuable upon the exercise of warrants issuable to TTG Apparel and its affiliates, including Tokarz Investments, and funds affiliated with Fursa Alternative Strategies, in consideration their agreement to purchase, on an equal basis, the shares of our common stock not purchased by Movie Star shareholders in the rights offering; and

•	1,950,350 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.09 of the FOH Holdings stockholders, which options will be assumed by us in connection with the merger.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes, or may be deemed to constitute, ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as ‘‘may,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘should,’’ ‘‘could,’’ ‘‘likely,’’ ‘‘foresee,’’ ‘‘contemplate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘project,’’ ‘‘predict’’ and ‘‘continue’’ or, in each case, their negative or other variations or comparable terminology. You should read statements that contain these words carefully because they may:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other ‘‘forward-looking’’ information.

We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us or FOH Holdings in such forward-looking statements, including, among other things:

•	difficulties relating to the integration of our business and operations with FOH Holdings;

•	competition;

•	business conditions and industry growth;

•	rapidly changing consumer preferences and trends;

•	general economic conditions;

•	reliance on vendors and service providers;

•	large variations in sales volume with significant customers;

•	the addition or loss of significant customers;

•	continued compliance with government regulations;

•	the loss of key personnel;

•	labor practices;

•	product development;

•	management of growth;

•	increased operating costs or an inability to meet efficiency or cost reduction objectives;

•	timing of orders and deliveries of products; and

•	foreign government regulations and risks of doing business abroad.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to Movie Star, FOH Holdings or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Movie Star and FOH Holdings undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the ‘‘Risk Factors’’ section and elsewhere in this prospectus could have a material adverse effect on the business, prospects, financial condition or operating results of Movie Star and/or FOH Holdings.

RISK FACTORS

You should carefully consider the following factors, together with the other information contained in this prospectus, before you decide to invest in our company. An investment in Movie Star common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose some or all of their investment.

Risks Relating to the Merger

The value of our shares of common stock to be issued to FOH Holdings’ stockholders will fluctuate; the shares being issued to FOH Holdings may be at a higher purchase price than we anticipated paying to the FOH Holdings stockholders depending on fluctuations in the price of our common stock.

The number of shares of our common stock to be issued in the merger for each share of FOH Holdings common stock was fixed at the time we entered into the merger agreement. As a result of changes in our business, operations or prospects, market assessments of the likelihood that the merger will be completed, the timing of the completion of the merger, the prospects of post-merger operations, general market and economic conditions and other factors, the per share price of our common stock upon the consummation of the merger may be considerably higher or lower than the per share price on the date of this prospectus, on the date of the special meeting of our shareholders or on the date of our board’s approval of the merger and related transactions. Because the exchange ratio will not be adjusted to reflect any changes in the market value of our common stock, if the market value of our common stock should rise considerably, the purchase price we pay may be considerably higher than we originally anticipated when the merger agreement was executed. During the 12-month period ended September 28, 2007, our common stock traded in a range from a low of $0.75 to a high of $3.50 and ended that period at $2.26.

The combined company may fail to realize some or all of the anticipated benefits of the merger, which could adversely affect the value of Movie Star common stock.

The merger involves the integration of two companies that have previously operated independently. Movie Star and FOH Holdings expect the combined company to realize financial and operational benefits, including enhanced earnings growth, overhead savings, operating cost savings and other synergies. However, to realize the anticipated benefits from the merger, the businesses of Movie Star and Frederick’s of Hollywood must be combined in a manner that maximizes the potential for earnings growth and cost savings. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

The failure to integrate in a timely manner our business and operations and those of Frederick’s of Hollywood may adversely affect the combined company’s future results.

Movie Star and Frederick’s of Hollywood have operated as independent companies and will continue to do so until the completion of the merger. The process of consolidating functions and integrating organizations, procedures and operations could be more costly than expected or could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that could adversely affect the combined company’s ability to maintain relationships with customers, suppliers, employees and others.

The fairness opinion obtained by our special committee will not reflect changes in circumstances during the period between when the merger agreement was signed and the merger is consummated.

Our special committee has not obtained an updated opinion from Chanin as of the date of this prospectus. Changes in our or Frederick’s of Hollywood’s operations and prospects, general market and economic conditions and other factors which may be beyond our control or the control of Frederick’s of Hollywood and on which the fairness opinion was based, may alter the value of Movie Star or Frederick’s of Hollywood or the price of shares of our common stock by the time the merger is completed. The opinion is based on the information in existence on the date delivered and will not be updated as of the time the merger is consummated. Since we do not intend to obtain an updated opinion, the opinion given at the time the merger agreement was signed does not address the fairness of the merger consideration from a financial point of view at the time of the special meeting of our shareholders or at the time the merger is completed.

The merger agreement contains provisions that might discourage a third party from making an alternative proposal that would be more financially beneficial to our shareholders than the FOH Holdings merger.

The merger agreement limits our ability to initiate, solicit, facilitate or encourage certain acquisition or merger proposals from a third party. Under the terms of the merger agreement, subject to limited exceptions, before we can terminate the merger agreement in favor of a superior proposal from a third party, we must give FOH Holdings five business days to negotiate changes to its proposal. In addition, under specified circumstances, we may be required to pay a termination fee of $300,000 if the merger is not consummated and reimburse FOH Holdings for all of its out-of-pocket expenses in connection with the merger. These provisions might discourage a potential third party with an interest in entering into a transaction with us from considering or proposing any such transaction, even if it were prepared to enter into a transaction that would be more financially beneficial to our shareholders.

Our executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of our shareholders. These interests may have influenced their decision to approve the merger and other transactions contemplated by the merger agreement.

At the recommendation of our special committee, our board of directors unanimously approved the merger agreement and the transactions, agreements and documents contemplated thereby and recommended that our shareholders vote to adopt the proposals set forth in the proxy statement that we filed with the SEC. Certain of our executive officers and directors have interests in the merger that are different from, or in addition to, those of our shareholders generally. These interests include the continuing employment of our executive officers and the continuing service of all of our current directors as directors of the combined company, as well as the issuance of stock options and other stock-based awards relating to such continuing employment and service. These interests may have influenced their decision as members of our board of directors to vote for the merger and other transactions contemplated by the merger agreement. In considering the recommendations of our board of directors to vote for the proposals contained in the proxy statement, you should consider these interests. Additionally, the exercise of our directors’ and officers’ discretion in agreeing to changes in or waivers to the terms of the merger agreement and other transaction documents may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

If we are damaged and become entitled to indemnification under the merger agreement, our claim on the shares placed in escrow by the FOH Holdings stockholders will not mitigate the impact that such damage may have on the combined company’s cash resources.

Under the merger agreement, the FOH Holdings stockholders are required to place in escrow a portion of the common stock they would have otherwise received upon consummation of the merger to cover their indemnification obligations to us. There is no way of predicting the total dollar amount of such claims. Although the satisfaction of an indemnification claim against FOH Holdings stockholders by reclaiming shares of our common stock to be placed in escrow will adjust the relative equity ownership between our current shareholders and the FOH Holdings stockholders, any related cash expenditures could be a drain on the cash resources of the combined company.

We and FOH Holdings may not be able to fully utilize each of our respective existing net operating loss carryovers in determining future taxable income.

As a result of the merger, our ability to use the net operating losses that we incurred prior to the merger will be limited on an annual basis. The ability of FOH Holdings to use its operating losses that it incurred prior to the merger may also be limited. Consequently, subsequent to the merger, our income tax liability and/or that of FOH Holdings may be greater than what it would have been had the merger not been effected.

FOH Holdings has had two material weaknesses and other deficiencies in its internal accounting controls in the past, and additional material weaknesses or other deficiencies may be identified in the future. These material weaknesses could cause material weaknesses in the internal control over financial reporting of the combined company, which could hamper the combined company’s ability to ensure timely and accurate financial reporting, causing investors to lose confidence and the stock price to decline.

In connection with the audit of FOH Holdings’ consolidated financial statements for the fiscal year ended July 28, 2007, which did not include an audit of the effectiveness of FOH Holdings’ internal control over financial reporting, its independent registered public accounting firm reported to its audit committee two ‘‘material weaknesses’’ and other deficiencies in FOH Holdings’ internal control over financial reporting, finding that:

•	FOH Holdings did not perform reconciliations of significant accounts on a timely basis during the course of the year, nor did these reconciliations undergo the appropriate level of review; and

•	FOH Holdings did not have adequate cut-off procedures to ensure that all costs during the year were properly recorded in the correct period.

If these weaknesses are not adequately remediated or were to recur, or if additional weaknesses are identified or new or improved controls are not implemented successfully in a timely manner, the combined company’s ability to assure timely and accurate financial reporting may be adversely affected. As a result, errors in financial reporting may occur and the combined company may be required to restate its financial statements and shareholders could lose confidence in the accuracy and reliability of its financial statements. This could cause the market price of the combined company’s stock to decline and could also lead to stockholder litigation.

Investor confidence and the combined company’s stock price may be adversely impacted if the combined company has one or more material weaknesses in its internal control over financial reporting.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include in their Annual Report on Form 10-K a report of management on the company’s internal control over financial reporting that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. The company’s independent registered public accounting firm also must form an opinion on the effectiveness of internal control over financial reporting. The combined company will be required to comply with these rules following the consummation of the merger. Management and our independent registered accounting firm may conclude that the internal control over financial reporting are not effective. Furthermore, effective internal control over financial reporting is important to the production of reliable financial reports and to help prevent fraud. As a result, a failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the combined company’s financial statements, which could harm the business and result in a decrease in the market price of its common stock. Failure to comply with Section 404 could potentially subject the combined company to sanctions or investigations by the SEC, the American Stock Exchange or other regulatory authorities.

Risks Related to the Businesses of Movie Star and Frederick’s of Hollywood

The following risk factors apply to us and Frederick’s of Hollywood, individually, where appropriate, and also are expected to apply to the combined company following the consummation of the merger.

If the combined company cannot compete effectively in the retail and wholesale apparel industry, its business, financial condition and results of operations may be adversely affected.

The intimate apparel industry is highly competitive, both on the wholesale and retail levels. The wholesale industry is characterized by a large number of small companies manufacturing and selling unbranded merchandise, and by several large companies which have developed widespread consumer recognition of the brand names associated with merchandise manufactured and sold by these companies. In addition, some of the larger retailers to whom we have historically sold our products have sought to expand the development and marketing of their own brands and to obtain intimate apparel products directly from the same or similar sources from which we obtain our products. Many of these companies have greater financial, technical and sourcing capabilities than we do. If we do not continue to provide high quality and reliable services on a timely basis at competitive prices, we may not be able to continue to compete in our industry. If we are unable to compete successfully, we could lose one or more of our significant customers which, if not replaced, could negatively impact sales and have an adverse effect on our business, financial condition and results of operations, as well as those of the combined company after the consummation of the merger.

Frederick’s of Hollywood competes with a variety of retailers, including national department store chains, national and international specialty apparel chains, apparel catalog businesses and online apparel businesses that sell similar lines of merchandise. Since Frederick’s of Hollywood emerged from bankruptcy in 2003, it has been limited in its ability to invest in its business and infrastructure. Many of Frederick’s of Hollywood’s competitors may have greater financial, distribution, logistics, marketing and other resources available to them and may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies. If Frederick’s of Hollywood is unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on Frederick’s of Hollywood’s business, financial condition and results of operations, as well as those of the combined company after the consummation of the merger.

The failure to successfully order and manage inventory to reflect customer demand and anticipate changing consumer preferences and buying trends may adversely affect the combined company’s revenue and profitability.

The success of the combined company depends, in part, on management’s ability to anticipate and respond effectively to rapidly changing fashion trends and consumer tastes and to translate market trends into appropriate, saleable product offerings. Generally, merchandise must be ordered well in advance of the applicable selling season and the extended lead times may make it difficult to respond rapidly to new or changing product trends or price changes. If the combined company is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or its customers’ purchasing habits, then its product offerings may be poorly received by the ultimate consumer and may require substantial discounts to sell, which would reduce sales revenue and lower profit margins. In addition, the combined company will incur additional costs if it needs to redesign its product offerings. Brand image also may suffer if customers believe that the combined company is unable to offer innovative products, respond to the latest fashion trends or maintain product quality.

The combined company will depend on key personnel and it may not be able to operate and grow the business effectively if it loses the services of any key personnel or is unable to attract qualified personnel in the future.

The combined company will be dependent upon the continuing service of key personnel and the hiring of other qualified employees. In particular, the combined company will be dependent upon the management and leadership of Peter Cole, who will be the Executive Chairman of the combined company, Melvyn Knigin, who will be the Chief Executive Officer of the Movie Star division, Linda LoRe, who will be the Chief Executive Officer of the Frederick’s of Hollywood division, and Thomas Rende, who will be the Chief Financial Officer of the combined company. The loss of any of them or other key personnel could affect the combined company’s ability to operate the business effectively. Other than a $5 million policy on the life of Mr. Knigin, neither we nor Frederick’s of Hollywood carries key man insurance for any management or other key personnel. The death of a key employee of the combined company could adversely affect its profitability and there would be no insurance to mitigate the loss.

Frederick’s of Hollywood historically has depended on a high volume of mall traffic, the lack of which would hurt the combined company’s business.

Most Frederick’s of Hollywood stores are located in shopping malls. Sales at these stores are influenced, in part, by the volume of mall traffic. Frederick’s of Hollywood stores benefit from the ability of the malls’ ‘‘anchor’’ tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations. A decline in the desirability of the shopping environment of a particular mall, whether due to the closing of an anchor tenant or competition from non-mall retailers, or a decline in the popularity of shopping malls generally, could reduce the volume of mall traffic, which could have an adverse effect on the combined company’s business, financial condition and results of operations.

If leases for Frederick’s of Hollywood stores cannot be negotiated on reasonable terms, the combined company’s growth and profitability could be harmed.

The growth in Frederick’s of Hollywood’s sales is significantly dependent on management’s ability to operate retail stores in desirable locations with capital investments and lease costs that allow for the opportunity to earn a reasonable return. Desirable locations and configurations may not be available at a reasonable cost, or at all. If Frederick’s of Hollywood is unable to renew or replace its store leases or enter into leases for new stores on favorable terms, the combined company’s growth and profitability could be harmed.

Movie Star relies on one key customer, and a significant decrease in business from or the loss of this key customer could substantially reduce revenues.

Wal-Mart accounted for approximately 25% and 51% of our sales for fiscal years 2006 and 2007, respectively. We do not have a long-term contract with Wal-Mart and, therefore, our business is subject to significant unpredictable increases and decreases in sales depending upon the size and number of orders we receive from Wal-Mart. Accordingly, a significant decrease in business from or loss of Wal-Mart as a customer would have a material adverse effect on our business, financial condition and results of operations, which, in turn, would affect the business, financial condition and results of operations of the combined company.

The extent of our and Frederick’s of Hollywood’s foreign sourcing and manufacturing may adversely affect the combined company’s business, financial condition and results of operations.

Substantially all of our and Frederick’s of Hollywood’s products are manufactured outside the United States. As a result of the magnitude of foreign sourcing and manufacturing, our respective businesses are, and the business of the combined company will be, subject to the following risks:

•	political and economic instability in foreign countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods, or to an increase in transportation costs of raw materials or finished product;

•	the imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries, including China, where both companies conduct business;

•	the imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the U.S. dollar against foreign currencies;

•	restrictions on the transfer of funds to or from foreign countries; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us or Frederick’s of Hollywood from selling, manufacturing or acquiring products from foreign suppliers, the operations of the combined company could be disrupted until alternative suppliers are found, which could negatively impact its business, financial condition and results of operations.

Both companies operate on very tight delivery schedules and, if there are delays and expected delivery dates cannot be met, it could negatively affect the combined company’s profitability.

If there is a delay in the delivery of goods and delivery schedules cannot be met, then our wholesale customers and both our and Frederick’s of Hollywood’s retail customers may cancel their orders or request a reduced price for the delivery of their orders. If orders are canceled, it would result in an over-inventoried position and require the sale of inventory at low or negative gross profits, which would reduce the combined company’s profitability. Both companies may also incur extra costs to meet customer delivery dates, which would also reduce the combined company’s profitability.

Any disruptions at our or Frederick’s of Hollywood’s distribution centers could materially affect the ability of the combined company to distribute products, which could lead to a reduction in the combined company’s revenue and/or profits.

Frederick’s of Hollywood’s and our respective distribution centers in Phoenix, AZ and Poplarville, MS will serve the combined company’s customers. There is no backup facility or any alternate distribution arrangements in place. If either company experiences disruptions at its distribution center that impede the timeliness or fulfillment of the products being distributed, or either distribution center is partially or completely destroyed, becomes inaccessible, or is otherwise not fully usable, whether due to unexpected circumstances such as weather conditions or disruption of the transportation systems or uncontrollable factors such as terrorism and war, it would have a material adverse effect on the combined company’s ability to distribute its products, which in turn would have a material adverse effect on the combined company’s business, financial condition and results of operations.

The failure to upgrade information technology systems as necessary could have an adverse effect on the combined company’s operations.

Some of our and Frederick’s of Hollywood’s information technology systems, which are primarily utilized to manage information necessary to price and ship products, manage production and inventory and generate reports to evaluate each company’s respective business operations, are dated and are comprised of multiple applications, rather than one overarching state-of-the-art system. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. If the combined company is unable to effectively implement these systems and update them where necessary, this could have a material adverse effect on its business, financial condition and results of operations.

The processing, storage and use of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

The collection of data and processing of transactions through Frederick’s of Hollywood’s websites and through its call centers, require Frederick’s of Hollywood, and will require the combined company, to receive and store a large volume of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. The combined company may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if the combined company’s information security policies and procedures are not effective or if it is required to defend its respective methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling personal data could adversely affect the combined company’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

The combined company may not have the personnel and the infrastructure to successfully complete Frederick’s of Hollywood’s store expansion plan and remodeling program following the merger.

The growth of the combined company will depend, in part, on its ability to open and operate Frederick’s of Hollywood’s stores successfully and to manage Frederick’s of Hollywood’s planned retail store expansion. Frederick’s of Hollywood’s store expansion plan calls for the opening of approximately 50 new stores over the three years commencing with the closing of the merger. Additionally, Frederick’s of Hollywood is currently implementing a program of regularly remodeling or expanding existing stores. There can be no assurance that the combined company will be able to achieve such store expansion goals, manage its growth effectively, successfully integrate the planned new stores into its operations effectively remodel or expand its stores or operate its new and remodeled stores profitably.

Frederick’s of Hollywood’s collection and remittance of sales and use tax may be subject to audit and may expose the combined company to liabilities for unpaid sales or use taxes, interest and penalties on past sales.

Frederick’s of Hollywood sells its products through three channels: retail specialty stores, mail order catalogs and the Internet. Frederick’s of Hollywood has historically operated its channels separately and accounts for sales and use tax separately. Currently, its mail order and Internet subsidiaries collect and pay sales tax to the relevant state taxing authority on sales made to residents in any state in which Frederick’s of Hollywood has a physical presence. Frederick’s of Hollywood and its subsidiaries are periodically audited by state governmental authorities. It is possible that one or more states may disagree with Frederick’s of Hollywood’s method of assessing and remitting these taxes, including sales tax on catalog and Internet sales. It is expected that the combined company will challenge any and all future assertions by state governmental authorities or private litigants that it owes sales or use tax, but the combined company may not prevail. If the combined company does not prevail, it could be held liable for substantial sales and use taxes, interest and penalties which could have an adverse effect on the profitability of the combined company.

The combined company could be sued for trademark infringement, which could force it to incur substantial costs and devote significant resources to defend the litigation.

We and Frederick’s of Hollywood use many trademarks and product designs in our businesses and believe these trademarks and product designs are important to each of our businesses and the combined company’s competitive position and success. As appropriate, both companies rely on trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs. Third parties may sue us, Frederick’s of Hollywood, and/or the combined company for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than the combined company to pursue its claims, and the combined company could be forced to incur substantial costs and devote significant management resources to defend the litigation. Moreover, if the party claiming infringement were to prevail, the combined company could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.

If the combined company cannot protect its trademarks and other proprietary intellectual property rights, its business may be adversely affected.

We and Frederick’s of Hollywood may experience difficulty in effectively limiting unauthorized use of our respective trademarks and product designs worldwide which may cause significant damage to our or Frederick’s of Hollywood’s brand name and our respective ability to effectively represent ourselves to our agents, suppliers, vendors and/or customers. The combined company may not be successful in enforcing its trademark and other proprietary rights and there can be no assurance that it will be adequately protected in all countries or that it will prevail when defending its trademark and proprietary rights.

Risks Related to the Reverse Stock Split

If a reverse stock split is implemented, the market price per share of our common stock after the reverse stock split may not exceed or remain in excess of the current market price, which could impact the combined company’s ability to maintain an American Stock Exchange listing.

Due to the structure of the proposed merger through which FOH Holdings’ stockholders will be the majority shareholders of the combined company immediately following the effective time of the merger, the American Stock Exchange has informed us that we would be obligated to satisfy the

American Stock Exchange’s original listing standards which, among other things, require that our shares of common stock have a bid price of at least $2.00 per share. If our bid price is less than $2.00 per share and we are required to effect a reverse stock split, there can be no assurance that the market price of the combined company’s common stock after effecting such reverse stock split will increase in proportion to the reduction in the number of shares of our common stock issued and outstanding before the reverse stock split. Further, the market price per share of the combined company’s common stock following the effective time of the reverse stock split may not be maintained for any period of time following the reverse stock split. For example, based on the closing price of our common stock on September 28, 2007 of $2.26 per share, if the reverse stock split was implemented at 1 for 2, there can be no assurance that the post-split market price of our common stock would be $4.52, or even that it would remain above the pre-split market price. Failure to do so may impact the combined company’s ability to maintain an American Stock Exchange listing.

Risks Related to Movie Star Common Stock

Our stock price has been highly volatile.

The trading price of Movie Star common stock has been highly volatile. For example, the trading price of Movie Star common stock has ranged from $1.28 per share on December 18, 2006, the day prior to our announcement of the merger, to $2.26 per share on September 28, 2007, with intraday low and high prices ranging from $1.28 to $3.50 per share. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

•	quarterly variations in operating results;

•	general economic conditions; and

•	other events or factors that are beyond our control.

In addition, our stock has been subject to significant price and volume fluctuations since the public announcement of the merger. These fluctuations have often been unrelated or disproportionate to our operating performance. Further, any negative change in the public’s perception of the prospects of the retail industry could further depress our stock price regardless of our results. Other broad market fluctuations may lower the trading price of Movie Star common stock. Following significant declines in the market price of a company’s securities, securities class action litigation may be instituted against that company. Litigation could result in substantial costs and a diversion of management’s attention and resources.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus may be sold or otherwise disposed of for the account of the selling shareholder. Movie Star will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling shareholder.

If the common stock purchase warrants are exercised, Movie Star will receive the exercise price. If all the common stock purchase warrants are exercised for cash, we would receive $21,875 in gross proceeds.

SELLING SHAREHOLDER

The following table provides certain information about the selling shareholder’s beneficial ownership of our common stock as of September 28, 2007 and assumes that the common stock purchase warrant is exercised without regard to any exercise limitations or anti-dilution adjustments. It also assumes the sale of all of the shares offered by the selling shareholder under this prospectus. The selling shareholder possesses sole voting and investment power with respect to the securities shown. No material relationship exists between the selling shareholder and us nor has any such material relationship existed within the past three years.

	Prior to Offering			After Offering
	Maximum Number of Shares that may be Beneficially Owned	Percentage of Class	Maximum Number of Shares that may be Sold	Number of Shares Beneficially Owned	Percentage of Class
The Equity Group Inc.(1)	50,000	*	50,000	-0-	-0-

*	Less than 1%
(1)	In October 1998, we issued a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.4375 per share to The Equity Group Inc., a financial consulting firm, in consideration for its provision of consulting services to us. The Equity Group Inc. has exercised its ‘‘piggyback’’ registration right to have the shares issuable upon exercise of the warrant registered for resale, which shares are included in the Registration Statement on Form S-3 (No. 333- ), of which this prospectus forms a part. The Equity Group Inc. is not a broker-dealer or an affiliate of a broker-dealer. Based on information provided to us by The Equity Group Inc., Robert Goldstein, as President of The Equity Group Inc., has sole investment power over the warrant and the shares of common stock underlying the warrant owned by The Equity Group, Inc., and upon the exercise of such warrant, Mr. Goldstein will have sole voting power over such shares.

PLAN OF DISTRIBUTION

The sale of the shares of our common stock issuable upon exercise of the warrant may be effected directly to purchasers by the selling shareholder, or by any donee, pledgee or transferee of the selling shareholder as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on the American Stock Exchange or in the over-the-counter market;

•	otherwise than on the American Stock Exchange or in the over-the-counter market;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Any of these transactions may be effected:

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.

Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholder may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholder may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholder has advised us that it has not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholder.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as a mended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

EXPERTS

The consolidated financial statements of Movie Star at June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon their report given upon the authority of Mahoney Cohen & Company, CPA, P.C. as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any information that we file after the date of this prospectus with the SEC will automatically update and supersede the information contained in this prospectus. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2007; and

•	The description of our common stock contained in our Registration Statement on Form S-14 (File No. 2-70365), filed with the SEC pursuant to Section 12(b) of the Exchange Act, including any amendment(s) or report(s) filed for the purpose of updating such description.

Potential investors may obtain a copy of our SEC filings without charge by written or oral request directed to Movie Star, Inc., Attention: Thomas Rende, 1115 Broadway, New York, New York 10010, (212) 798-4700.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all estimated expenses payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

SEC Registration	$3.38
Accounting fees and expenses	$1,000.00
Legal fees and expenses	$5,000.00
Miscellaneous fees and expenses	$496.62
Total	6,500.00

Item 15.    Indemnification of Directors and Officers

Our certificate of incorporation provides that we shall, to the fullest extent permitted by Article 7 of the NYBCL, indemnify any and all persons whom we shall have power to indemnify under said Article.

Section 722(a) of the NYBCL provides that a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney’s fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 722(c) of the NYBCL provides that a corporation may indemnify its directors and officers in relation to an action by or in the right of the corporation to procure a judgment in its favor in similar circumstances to those described in the preceding paragraph against amounts paid in settlement and reasonable expenses, including attorney’s fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, except that no indemnification shall be made in respect of a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person is adjudged liable to the corporation unless a court determines that an indemnity is proper in the circumstances of the case.

Section 721 of the NYBCL provides that, in addition to indemnification provided in Article 7 of the NYBCL, a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or by-laws or by a duly authorized resolution of its shareholders or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 723 of the NYBCL specifies the manner in which payment of indemnification under Sections 722 and 721 of the NYBCL may be authorized by the corporation. It provides that a corporation shall indemnify a person who has been successful, on the merits or otherwise, in defending an action described in Section 722. In other circumstances, unless ordered by a court upon application of a director or officer under Section 724 of the NYBCL, indemnification as described above may only be made if it is authorized in each specific case. The board of directors can authorize indemnification, either acting as a quorum of disinterested directors based upon a determination that the applicable standard of conduct has been met or that indemnification is proper under the NYBCL, or based upon an opinion by independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct has been met, or if the shareholders find that the applicable standard of conduct has been met.

Section 726 of the NYBCL permits the purchase and maintenance of insurance to indemnify (1) the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under sections outlined above, (2) directors and officers in instances in which they may be indemnified by the corporation under such sections, and (3) directors and officers in instances in which they may not otherwise be indemnified by the corporation under such sections, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State superintendent of insurance, for a retention amount and for co-insurance.

In addition, Section 402(b) of the NYBCL provides that a corporation’s Certificate of Incorporation may include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for damages for any breach of duty in such capacity, except liability if a judgment or final adjudication establishes that the director’s acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the NYBCL or liability if the act or omission occurred prior to the adoption of a provision authorized by this section. Our certificate of incorporation contains a provision explicitly authorizing a limitation on such liabilities as permitted by Section 402(b).

Pursuant to each of the employment agreements with Messrs. Knigin, Pomerantz and Rende, we are obligated to indemnify such executive and hold him harmless against all costs, expenses (including, without limitation, fines, excise taxes and reasonable attorneys’ fees) and liabilities (other than settlements to which we do not consent, which consent shall not be unreasonably withheld) (collectively, ‘‘Losses’’) reasonably incurred by him in connection with any claim, action, proceeding or investigation brought against or involving him with respect to, arising out of or in any way relating to his employment with us or his service as our officer; provided, however, that we are not required to indemnify him for Losses incurred as a result of his intentional misconduct or gross negligence (other than matters where he acted in good faith and in a manner he reasonably believed to be in and not opposed to our best interests). We also agreed to advance any and all expenses (including, without limitation, the fees and expenses of counsel) reasonably incurred by him in connection with any such claim, action, proceeding or investigation, provided he first enters into an appropriate agreement for repayment of such advances if indemnification is found not to have been available.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 16.    Exhibits

EXHIBIT NUMBER	EXHIBIT	METHOD OF FILING
2.1	Agreement and Plan of Merger and Reorganization dated as of December 18, 2006 among the Company, Fred Merger Corp., and FOH Holdings	Incorporated by reference as Exhibit 2.1 to Form 8-K dated December 18, 2006 and filed on December 20, 2006.
2.2	Amendment dated as of June 8, 2007 to Agreement and Plan of Merger and Reorganization dated as of December 18, 2006 among the Company, Fred Merger Corp., and FOH Holdings	Incorporated by reference as Annex B to Preliminary Proxy Statement filed June 8, 2007.
4.1	Warrant to purchase 50,000 shares of common stock issued to The Equity Group, Inc.	Filed herewith.
5.1	Opinion of Graubard Miller	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm (Mahoney Cohen & Company, CPA, P.C.)	Filed herewith.
23.2	Consent of Graubard Miller	Included in Exhibit 5.1
24	Power of Attorney	Appears on Signature Page of this Registration Statement.

Item 17.    Undertakings

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for purposes of determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)    Any other communication that is an offer in the offering made by the registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 12th day of October, 2007.

MOVIE STAR, INC.

By:	/s/ Melvyn Knigin Melvyn Knigin Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Melvyn Knigin and Thomas Rende, or any of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent, or any of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or any of them, or his or her or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Melvyn Knigin	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 12, 2007

Melvyn Knigin

/s/ Thomas Rende	Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2007

Thomas Rende

/s/ Peter Cole	Director	October 12, 2007

Peter Cole

/s/ John L. Eisel	Director	October 12, 2007

John L. Eisel

/s/ Michael A. Salberg	Director	October 12, 2007

Michael A. Salberg

/s/ Joel M. Simon	Director	October 12, 2007

Joel M. Simon

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT	METHOD OF FILING
2.1	Agreement and Plan of Merger and Reorganization dated as of December 18, 2006 among the Company, Fred Merger Corp., and FOH Holdings	Incorporated by reference as Exhibit 2.1 to Form 8-K dated December 18, 2006 and filed on December 20, 2006.
2.2	Amendment dated as of June 8, 2007 to Agreement and Plan of Merger and Reorganization dated as of December 18, 2006 among the Company, Fred Merger Corp., and FOH Holdings	Incorporated by reference as Annex B to Preliminary Proxy Statement filed June 8, 2007.
4.1	Warrant to purchase 50,000 shares of common stock issued to The Equity Group, Inc.	Filed herewith.
5.1	Opinion of Graubard Miller	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm (Mahoney Cohen & Company, CPA, P.C.)	Filed herewith.
23.2	Consent of Graubard Miller	Included in Exhibit 5.1
24	Power of Attorney	Appears on Signature Page of this Registration Statement.